EXHIBIT 99.1

Endeavour Silver Provides Update on Guanacevi Trunnion Failure

VANCOUVER, British Columbia, Aug. 19, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) provides an update to the Guanacevi primary ball mill trunnion failure that was reported on August 12, 2024.

Processing has resumed at the Guanacevi mine site. Temporary modifications have been completed within the plant to re-purpose one of the regrind mills as the primary ball mill which is currently milling at a rate of 400 tonnes per day (tpd). While the grinding circuit is being closely monitored, there is potential for the plant to operate near 500 tpd or close to half of its planned production capacity of 1,200 tpd during this temporary phase.

During this time, mining operations will continue at a reduced rate without comprising safety or the long-term viability of the ore body. The operations will focus on feeding the highest-grade ore to the mill and stockpiling the remaining material. Contract mining activities and local third-party material purchases will cease until the process plant operations have returned to full capacity. These temporary solutions are intended to manage cash flows until the primary mill is fully operational. Using current metal prices, the preliminary estimate indicates a cash shortfall could be limited to during this period of reduced processing is less than US$5 million over an estimated 15-week period. This cash outflow includes accumulating ore stockpile with self-mining activities.

Constructive discussions have been held with our workforce, communities and suppliers to address the potential implications and broader social impact of these temporary measures.

Initial quotes for the trunnion fabrication and installation have been obtained with an estimated fabrication cost of US$0.5 million and a period of 16-weeks to installation. Management is assessing several alternatives to shorten the estimated downtime of the primary ball mill.

During this reduced processing period, Guanacevi production is estimated to decrease by 0.9 million to 1.1 million silver ounces and by 2,000 to 3,000 gold ounces compared to its original operating plan. Annual consolidated silver production for 2024 is expected to range from 4.4 to 4.6 million ounces, and gold production is expected to be between 36,000 ounces and 38,000 ounces. Silver equivalent production for 2024 is now forecast to total between 7.3 million and 7.6 million ounces. We achieved 4.4 million silver equivalent ounces in the first half of the year.

Due to the reduced operating capacity for 15 weeks, operating costs and all in sustaining cost metrics will be higher than originally guided for 2024. Due to the number of variables, estimates and remaining uncertainties, management is withdrawing its cost guidance at this time.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Allison Pettit, Director Investor Relations
Tel: (877) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the suspension of processing at Guanacevi, timing for completion of repairs at the Guanacevi mill, the availability and assessment of alternative processing methods, the impact on Q3 production and annual production and cost guidance, and Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ability to complete repairs at the Guanacevi mill in a timely manner, the availability of alternative processing methods, changes in production and costs guidance; and satisfaction of conditions precedent to drawdown under the Debt Facility; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability to complete repairs at the Guanacevi mill in a timely manner, the availability of alternative processing methods, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.